                                  SCHEDULE 13D

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Predictive Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74036W102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David M. Butze
                      President and Chief Executive Officer
                      International Network Services, Inc.
                          1600 Memorex Drive, Suite 200
                              Santa Clara, CA 95050
                                 (408) 330-2700
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 8, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

                                  SCHEDULE 13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     International Network Services, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     01-0739881

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,539,191
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         None

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,539,191

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [_]  N/A

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

                                  SCHEDULE 13D

     Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission by International Network Services, Inc. that it is the beneficial owner of any of the common stock of Predictive Systems, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

     This Schedule 13D relates to shares of common stock, par value $0.001 ("Common Stock") of Predictive Systems, Inc. a Delaware corporation ("Issuer" or "Predictive"). Issuer's principal executive office is 19 West 44th St., New York, NY 10036.


Item 2.  Identity and Background.

     (a) The name of the person filing this statement is International Network Services Inc., a Delaware corporation ("INS").
     (b) The address of INS's principal office and principal business is 1600 Memorex Drive, Suite 200, Santa Clara, CA 95050.
     (c) INS provides network consulting services and business solutions to help companies build, secure, and manage business-critical network infrastructures.
     (d) Neither INS nor, to INS's knowledge, any person named in Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(d).
     (e) Neither INS nor, to INS's knowledge, any person named in Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(e).
     (f) Each individual identified on Schedule A attached hereto is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

     As an inducement for INS to enter into the Merger Agreement described in
Item 4 and in consideration thereof, the directors and executive officers of the Issuer, and certain affiliates of the Issuer, entered into Voting Agreements with INS (discussed in Item 4 below). INS did not pay additional consideration to the directors, executive officers and affiliates of the Issuer in connection with the execution and delivery of the Voting Agreements. In addition, the directors, executive officers and certain affiliates of the Issuer granted INS an irrevocable proxy with respect to the Issuer securities covered by the Voting Agreements.

     References to, and descriptions of, the Merger (discussed in Item 4 below), the Merger Agreement and the Voting Agreements, as set forth herein, are qualified in their entirety by reference to Exhibits 1 and 2, the copies of the Merger Agreement and the substantial form of Voting Agreement, respectively, which are incorporated herein by reference, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

                                  SCHEDULE 13D

Item 4.  Purpose of Transaction.

     (a)-(b) Pursuant to the Voting Agreements, dated as of April 8, 2003 (the "Voting Agreements"), among INS and certain stockholders of the Issuer listed on Schedule B hereto (collectively, the "Stockholders"), INS may be deemed to be the beneficial owner of 11,539,191 shares of Issuer common stock (collectively, the "Subject Shares"). INS and the Stockholders entered into the Voting Agreements to induce INS to enter into the Agreement and Plan of Merger, dated as of April 8, 2003 (the "Merger Agreement"), among INS, Mid-West Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of INS ("Merger Sub"), and Issuer. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation in the Merger as a wholly owned subsidiary of INS (the "Surviving Corporation"). The shareholders of Predictive Systems are expected to receive total cash consideration of approximately $19.2 million, subject to certain conditions, including approval by the stockholders of the Issuer.

     The Voting Agreements were entered into as a condition to the willingness of INS to enter into the Merger Agreement and to increase the likelihood that the approval of the Issuer's stockholders required in connection with the Merger will be obtained. Pursuant to the terms of the Voting Agreements, any shares of capital stock of the Issuer acquired by any Stockholder after the date of the Voting Agreements and during the term of the Voting Agreements (including any stock options, warrants or similar instruments) will be subject to the Voting Agreements. Accordingly, any such acquisition of shares of capital stock of the Issuer by any Stockholder may result in INS being deemed to acquire beneficial ownership of additional securities of the Issuer.

     Pursuant to the Voting Agreements, the Stockholders, with respect to the Subject Shares (and any additional shares of capital stock or other securities of the Issuer acquired by any Stockholder after the date of the Voting Agreements and during the term of the Voting Agreements), have agreed, among other things, (i) not to cause or permit any Transfer (as defined in Section 1(d) of the Voting Agreements) of any of the shares to be effected or make any offer regarding the Transfer of any of the shares; (ii) not to deposit, or permit the deposit of, any shares in a voting trust, grant any proxy in respect of the shares, or enter into any voting agreement or similar arrangement, commitment or understanding; (iii) to vote in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement; (iv) to vote against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; (v) to vote against any other extraordinary corporate transaction involving the Issuer or any of its subsidiaries (such as a merger, reorganization, sale or transfer of a significant amount of assets or material change in capitalization) or any other action that is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; (vi) to vote in favor of waiving any notice that may have been or may be required relating to any extraordinary corporate transaction involving the Issuer or any of its subsidiaries; and (vii) not to directly or indirectly solicit, initiate, encourage or take an action intended to induce the making, submission or announcement of any Acquisition Proposal (as defined in Section 5.4(d) of the Merger Agreement) or engage or participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, or take any other action intended to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal.

     Further, as part of the Voting Agreements, each Stockholder has entered into an Irrevocable Proxy thereby irrevocably appointing members of the Board of Directors of INS, and each of them individually, as the sole and exclusive attorneys and proxies of each Stockholder (the "Attorneys"), with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the Stockholder is entitled to do so) with respect to all of the shares of capital stock of Issuer that now are or hereafter may be beneficially owned by the Stockholder, and any and all other shares or securities of Issuer issued or issuable in respect thereof on or after the date of the Voting Agreement in accordance with the terms of the Irrevocable Proxy, a copy of which is attached as Exhibit A to the Voting Agreement filed as
Exhibit 2 to this Schedule 13D. The names of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder, are set forth on Schedule B hereto.

                                  SCHEDULE 13D

     In exercising the right to vote the Subject Shares as the sole and exclusive attorneys and proxies of the Stockholders, the Attorneys' rights are limited to voting the Subject Shares, or granting a consent or similar approval with respect to the Subject Shares, (i) in favor of the approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; (iii) against any extraordinary corporate transaction involving the Issuer or any of its subsidiaries (such as a merger, reorganization, sale or transfer of a significant amount of assets or material change in capitalization) or any other action that is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and (iv) in favor of waiving any notice that may have been or may be required relating to any extraordinary corporate transaction involving the Issuer or any of its subsidiaries. The Stockholders may vote the Subject Shares on all other matters.

     The Voting Agreements and Irrevocable Proxies expire upon the earlier of
(i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

     (c)  Not applicable.

     (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub as of immediately prior to the consummation of the Merger, until their resignation or removal or until their successors are duly elected and qualified. The existing director of Merger Sub is David Butze. The officers of the Surviving Corporation shall be the existing officers of Merger Sub as of immediately prior to the consummation of the Merger. Each of the existing officer positions of Merger Sub are held by David Butze.

     (e) Other than as a result of the Merger described in this Item 4, not applicable.

     (f)  Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of the Issuer shall be amended and restated to be the same in substance as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, until thereafter amended. The name of the Surviving Corporation shall be Predictive Systems, Inc. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

     (h) - (i) Upon consummation of the Merger, the Issuer common stock will be delisted from The Nasdaq Stock Market Inc. and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, INS currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although INS reserves the right to develop such plans).

                                  SCHEDULE 13D

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) As a result of the Voting Agreements, INS may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares (which include 1,123,156 shares of common stock subject to options that are exercisable within 60 days of April 8, 2003) constitute approximately 29.5% of the issued and outstanding shares of Issuer common stock, based on the Issuer's representation in the Merger Agreement that there were 37,983,438 shares of Issuer common stock issued and outstanding at the close of business on April 9, 2003. INS may be deemed to have the shared power to vote the Subject Shares with respect to those matters described in Item 4 above. However, INS is not entitled to any rights as a stockholder of Issuer as to the Subject Shares and expressly disclaims any beneficial ownership of the shares covered by the Voting Agreements. INS does not have the power to dispose of the Subject Shares.

     (c) Neither INS nor, to the knowledge of INS, any person named in Schedule A has effected any transaction in the Issuer common stock during the past 60 days.

     (d) To the knowledge of INS, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of Issuer.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of INS, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be filed as Exhibits.

EXHIBIT NO.                DESCRIPTION
-----------                -----------

1. Agreement and Plan of Merger dated as of April 8, 2003, by and among International Network Services, Inc., a Delaware corporation, Mid-West Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of International Network Services, Inc., and Predictive Systems, Inc, a Delaware corporation (incorporated by reference to Annex A attached to the Schedule 14A filed by Predictive Systems, Inc. on April 22, 2003).

2. Substantial Form of Voting Agreement and Irrevocable Proxy dated as of April 8, 2003, which has been entered into between International Network
                           Services, Inc., a Delaware corporation, and those stockholders of Predictive Systems, Inc, a Delaware corporation, listed on Schedule B hereto (incorporated by reference to Annex E attached to the Schedule 14A filed by Predictive Systems, Inc. on April 22, 2003).

                                  SCHEDULE 13D

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 28, 2003               International Network Services, Inc.

                                    By:  /s/ David M. Butze
                                        ---------------------------------------
                                         David M. Butze
                                         President and Chief Executive Officer

                                  SCHEDULE 13D

                                  EXHIBIT INDEX

EXHIBIT NO.                EXHIBIT NAME
-----------                ------------

1. Agreement and Plan of Merger dated as of April 8, 2003, by and among International Network Services, Inc., a Delaware corporation, Mid-West Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of International Network Services, Inc., and Predictive Systems, Inc, a Delaware corporation (incorporated by reference to Annex A attached to the Schedule 14A filed by Predictive Systems, Inc. on April 22, 2003).

2. Substantial Form of Voting Agreement and Irrevocable Proxy dated as of April 8, 2003, which has been entered into between International Network
                            Services, Inc., a Delaware corporation, and those stockholders of Predictive Systems, Inc, a Delaware corporation, listed on Schedule B hereto (incorporated by reference to Annex E attached to the Schedule 14A filed by Predictive Systems, Inc. on April 22, 2003).

                                   SCHEDULE A

    DIRECTORS AND EXECUTIVE OFFICERS OF INTERNATIONAL NETWORK SERVICES, INC.

     The following is the list of the directors and executive officers of INS. Unless otherwise indicated, all directors and officers listed below are citizens of the United States and employed by INS. The principal address of INS, and unless otherwise indicated below, the current business address for each individual listed below is 1600 Memorex Drive, Suite 200, Santa Clara, CA 95050.

Officers and Directors of International Network Services, Inc.

---------------------------------------------------------------- ------------------------------------------------------------------
                     Name and Business Address                                     Present Principal Occupation
---------------------------------------------------------------- ------------------------------------------------------------------
David M. Butze                                                   Director of INS
                                                                 President and Chief Executive Officer of INS
---------------------------------------------------------------- ------------------------------------------------------------------
Carl Berg (1)                                                    Director of INS
                                                                 Partner, Berg & Berg Enterprises, Inc.
---------------------------------------------------------------- ------------------------------------------------------------------
John Montgonery Kersten                                          Vice President of Business Development and Secretary of INS
---------------------------------------------------------------- ------------------------------------------------------------------
Julia K. Kellberg                                                Vice President of Finance of INS
---------------------------------------------------------------- ------------------------------------------------------------------
Daniel J. Gallagher                                              Vice President, General Counsel and Assistant Secretary of INS
---------------------------------------------------------------- ------------------------------------------------------------------


(1) Mr. Berg's business address at Berg & Berg Enterprises, Inc. is 10050 Bandley Drive, Cupertino, CA 95014

                                   SCHEDULE B

                    VOTING AGREEMENTS AND IRREVOCABLE PROXIES


     The following is the list of the holders of common stock of Predictive Systems, Inc. who entered into Voting Agreements and Irrevocable Proxies with INS on April 8, 2003.

     Beneficial ownership is determined in accordance with SEC rules. In computing the number of shares beneficially owned by a person, shares for which the named person has sole or shared power over voting or investment decisions have been included. The number of shares beneficially owned includes common stock which the named person has the right to acquire, through conversion, option or warrant exercise, or otherwise, within 60 days after April 9, 2003. The number of shares beneficially owned also includes shares of restricted stock held by the named person.

Name of Individual / Entity Signing Voting Agreement   Shares Beneficially Owned
----------------------------------------------------   -------------------------
Andrew Zimmerman .................................                541,571
Neeraj Sethi .....................................                244,528
Shirley Howell ...................................                 87,759
Gary N. Papilsky .................................                 74,912
Edward Schwartz ..................................                 41,667
William W. Wyman .................................                318,750
Peter L. Bloom ...................................                 27,500
Eric Meyer .......................................              2,236,737
Howard Morgan ....................................                 15,000
Cisco Systems, Inc. ..............................              1,242,000
William W. Smith .................................                 21,250
Entities affiliated with General Atlantic Partners,
  LLC ............................................              6,687,517